Filed pursuant to Rule 497(a)
File No. 333-281077
Rule 482ad



Investor Day

"Why would you bother with the little guy?"

– Partner at largest NYC law firm, May 4, 2011

OUR MISSION

Build a better financial system for the individual investor

2012
First online real
estate investment



Bloomberg

● Live TV · Markets ⌄ · Economics · Industries · Tech · Politics · Businessweek · Opinion · More ⌄

The Real Estate Deal That Could Change the Future of Everything

Two Washington, D.C., developers set out to democratize how commercial buildings are developed, and in the process they've invented an entirely new model of finance.





Fundrise

2012
First online real
estate investment

2015
First eREIT, an
online real estate
investment trust



2012

First online real estate investment

2015

First eREI
online rea
investme



FUNDRISE
Fundrise Innovation Fund
Building a portfolio of the next generation of great technology companies
INVEST NOW
Technology companies staying private longer
Average IPO (1990s)
Average IPO ('17-'21)
Individuals only able to participate after IPO
Venture capital consumes most of the upside pre-IPO
Age in years
This problem has been exacerbated by the reality that increasingly, more and more high-growth technology companies are choosing to stay private even longer. During the 90's and early 00's, companies like Amazon and Google went public relatively soon after being formed, while companies today are waiting on average 10 years longer. The result: individual investors confined to the public markets are missing out on a substantial portion of the returns generated by the next generation of industry leaders.
TARGET PORTFOLIO
A growth mindset

2021

Innovation Fund filed

First Public VC Fund

Largest DTC alts platform

2 million+
Fundrise users

$3.3 billion
equity AUM

200+ team members

20k
Residential units

120+
public offerings cleared*



11:09
ACCOUNT VALUE
$32,163.14
NET CONTRIBUTION
$29,750.00
NET RETURN
$2,413.14
Anthropic
Artificial intelligence
$40K
$30K
$20K
Multifamily community near Myrtle Beach, SC
2022
2023
2024
Portfolio
Real estate
65.7% of Portfolio
7.4%
Venture
17.3% of Portfolio
3.7%
Private credit
17.0% of Portfolio
6.6%

*Registration or qualification with the SEC does not imply that the SEC has endorsed or approved a securities or the offering, or that the SEC has passed upon the merits of a offering
Image and return and projection figures shown are for illustrative purposes only, may assume additional investments over time, and are not actual Fundrise customer returns or projections

Private markets now rival public markets

Venture capital has grown more than **4,000%** since the 90s,



Source: Pitchbook

U.S. Publicly Listed Companies



Source Federal Reserve:

IPO at year 3 (< 1% of peak market cap)



100%
75%
50%
25%
0%
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25 '26
+$2.2T
Since IPO

Source: Bloomberg

Meta IPO at year 8 (5% of peak market cap)



+$1.6T
Since IPO
100%
75%
50%
25%
0%
'05
'06
'07
'08
'09
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26

Source: Bloomberg

Uber IPO at year 10 (40% of peak market cap)


100%
75%
50%
25%
0%
'10
'11
'12
'13
'14
'15
'16
'17
'18
'19
'20
'21
'22
'23
'24
'25
'26
+$100B
Since IPO

Source: Bloomberg



Still private at year 23 (IPO when?)

+$1.25T
Value creation to
private markets

100%

75%

50%

25%

0%

'03 '04 '05 '06 '07 '08 '09 '10 '11 '12 '13 '14 '15 '16 '17 '18 '19 '20 '21 '22 '23 '24 '25

Source: Bloomberg

The Problem



Public Investors

Private Companies

Force private companies to go public



Deregulate private markets


Public Investors
Private Companies


Public
Investors
?
Private
Companies

VCX

The public ticker for private tech



Arc of finance bends towards democracy



Sources: NYSE share ownership census for pre–1971 (before the NASDAQ was founded). 1980 – 1989 estimates based on US population and Federal Reserve Survey of Consumer Finances. 2000 and onward estimates based on US population and Gallup poll results.

Social media comments

❌ Relatively higher fee vs. public funds like ETFs

Social media comments

❌ Relatively higher fee vs. public funds like ETFs

❌ Holds illiquid private companies instead of liquid public companies

Social media comments

❌ Relatively higher fee vs. public funds like ETFs

❌ Holds illiquid private companies instead of liquid public companies

❌ Less transparency because of private nature of portfolio companies

Social media comments

❌ Relatively higher fee vs. public funds like ETFs

❌ Holds illiquid private companies instead of liquid public companies

❌ Less transparency because of private nature of portfolio companies

❌ Harder to price private assets

Social media comments

❌ Relatively higher fee vs. public funds like ETFs

❌ Holds illiquid private companies instead of liquid public companies

❌ Less transparency because of private nature of portfolio companies

❌ Harder to price private assets

Critiques of *all* VC funds

Venture Capital is a very high performing asset class



Source: Cambridge Associates LLC Private Investments Database, Frank Russell Company, Standard & Poor's and Thomson Reuters Datastream

Traditional Venture Capital vs. Public Venture Fund (PVC)

	Private Venture Capital	**Public Venture Capital**
Invests in private tech	✓	

Traditional Venture Capital vs. Public Venture Fund (PVC)

	Private Venture Capital	Public Venture Capital
Invests in private tech	✓	✓
Professional management	✓	

Traditional Venture Capital vs. Public Venture Fund (PVC)

	Private Venture Capital	Public Venture Capital
Invests in private tech	✓	✓
Professional management	✓	✓
(Micro)management	Active	

Traditional Venture Capital vs. Public Venture Fund (PVC)

	Private Venture Capital	Public Venture Capital
Invests in private tech	✓	✓
Professional management	✓	✓
(Micro)management	Active	Passive
Daily liquid	✗	

Traditional Venture Capital vs. Public Venture Fund (PVC)

	Private Venture Capital	Public Venture Capital
Invests in private tech	✓	✓
Professional management	✓	✓
(Micro)management	Active	Passive
Daily liquid	✗	✓
SEC public reporting	✗	

Traditional Venture Capital vs. Public Venture Fund (PVC)

	Private Venture Capital	Public Venture Capital
Invests in private tech	✓	✓
Professional management	✓	✓
(Micro)management	Active	Passive
Daily liquid	✗	✓
SEC public reporting	✗	✓
Cost structure	**2% + 20% carry**	**Flat fee, no carry**

ANTHROPIC databricks OpenAI ANDURIL

SPACEX EPIC GAMES Flock Safety dbt

ramp Vanta loyal Canva

Fundrise Innovation Fund's most recent schedule of investments is available at GetVCX.com

VCX track record of investments



Sources: VCX NPORT *Under Contract
Growth of AUM is not indicative of returns

Top Holdings

	% of fund
Anthropic	**21%**
Databricks	**18%**
OpenAI	**10%**
Anduril	**7%**
Ramp	**5%**
SpaceX	**5%**
Epic Games	**4%**
Cash/Liquid Assets[(1)]	**14%**
	83%

(1) Net of liabilities
Source: As of 2/15/26
Fundrise Innovation Fund's most recent schedule of investments is available at GetVCX.com

Historical performance

As of 1/31/26

	2026 YTD	1 Year	Since Inception (cumulative)
VCX	13.43%	63.27%	84.4%

Past performance is no guarantee of future results. Any historical returns, expected returns, or probability projections may not reflect actual future performance.
These return figures represent the total return for the period indicated, including both distributions earned and change in share value, and assumes that all distributions are reinvested.

Democratizing private markets

$600M+	100,000+	1.85%
assets under management	investors	fee

Source: As of 2/25/26

AI makes democratizing ownership *existential*

How will AI change the future?

Unequal Elite Ownership

Democratic Ownership



AI has the greatest investment potential in history



Who gets to own this? →

$20–100tn
3x+ previous wave

$6.6tn
3.0x previous wave

$2.2tn
3.4x previous wave

$650bn
3.5x previous wave

$185bn
3.7x previous wave

20tn

15tn

10tn

5tn

0

PC   Internet   Mobile   Cloud   AI

Source: Fundrise proprietary research, Bloomberg



VCX

The public ticker for private tech

How does listing VCX change the investment strategy?





CNBC DISRUPTOR 50

Rank	Company	Business Overview	Valuation
1	**Anduril**	Defense & autonomy	$30.5B
2	**OpenAI**	Frontier AI lab and ChatGPT creator	$300B
3	**Databricks**	Unified data & AI platform	>$100B
4	**Anthropic**	Frontier AI lab	$183B
5	**Canva**	Visual productivity platform	$32B
6	**Ramp**	AI-native finance operations	$22.5B

2025

Forbes

The Cloud 100

Rank	Company	Business Overview	Valuation
1	**OpenAI**	AI research and products	$300B
2	**Anthropic**	AI research and products	$183B
3	**Stripe**	Financial infrastructure	$91.5B
4	**Databricks**	Data and AI platform	$62B
5	**Canva**	Design and productivity platform	$32B
6	**Ramp**	Financial automation software	$22.5B

How is VCX different from other listed closed ended funds (CEFs)?

Listed Closed-End Fund vs. Public Venture Capital

	Closed-End Funds	**Public Venture Capital**
Portfolio Holdings	Public stocks & bonds	Private companies
Number of funds	375+	3-5
Most commonly owned assets	Microsoft Apple Amazon Alphabet NVIDIA Meta	SpaceX OpenAI Databricks Anthropic Anduril Ramp

Source: CEFConnect. SEC N-PORT Data Sets. SEC CEF roster

How is the VCX portfolio different from ETFs (like QQQ)?



PORTFOLIO FUNDAMENTALS

Much faster growth



Weighted average revenue growth

By constituent company / holding

200%

160%

120%

80%

40%

0%

S&P 500

QQQ

VCX

Source: Company press releases, news articles, Bloomberg. (1) Reflects revenue or ARR of 2025 on availability of data on a weighted average basis

2025 metrics	QQQ	VCX
Growth rate Weighted-average	25%	193%
Revenue Multiple (1)	15.1x	24.0x
Price per Growth (P/G) Growth adjusted revenue multiple	76x	31x

7x the growth rate

½ the price for growth

Source: Company press releases, news articles, Bloomberg. (1) Reflects revenue or ARR on availability of data on a weighted average basis

How do I get my shares?

What is the timing for listing?





Public
Investors

VCX

Private
Companies

Disclosures

Investing in the Innovation Fund (the "Fund") is speculative and involves substantial risks. You should purchase shares of the Fund only if you can afford a complete loss of your investment.

Past performance does not guarantee future results. Current and future holdings are subject to risk. Returns of one company are not indicative of an investment in the Fund. To obtain Fund performance, visit getvcx.com. The Fund's most recent schedule of investments is available at getvcx.com.

Investors should consider the Fund's investment objectives, risks, charges, and expenses before investing. This information is included in the Fund Prospectus and can be accessed by calling (202) 804-0023. Read the prospectus carefully before investing.

The Innovation Fund is publicly registered under the Investment Company Act of 1940 as a non-diversified, closed-end management investment company.

The Fund's portfolio will be concentrated in securities issued by technology companies and other investments that provide economic exposure to technology companies and as such, it may be subject to more risks than if it were broadly diversified across additional sectors and industries of the economy. Certain technology companies may face special risks that their products or services may not prove to be commercially successful. Technology companies are also strongly affected by worldwide scientific or technological developments, and as a result, their products may rapidly become obsolete. The Fund's investments in companies involved in, or exposed to, artificial intelligence-related businesses may be negatively impacted because of, among other things, limited product lines, markets, financial resources and/or personnel; intense competition and potentially rapid product obsolescence these companies may face; loss or impairment of intellectual property rights; and the inability to successfully develop products or services even after spending significant amount of resources.

The Fund's investment in private company securities, whether made directly or indirectly (e.g., through derivatives or private pooled investment vehicles) are generally illiquid. Because private company securities are thinly traded, such securities may display especially volatile or erratic price movements, sometimes in response to relatively small changes in investor supply or demand or other market conditions.

Nothing in the advertising material should be construed as tax advice, an offer, recommendation, or solicitation to buy or sell any security. All investing includes risk, including the possible loss of money you invest, and past performance does not guarantee future performance. Carefully consider the investment objectives, risks, charges and expenses of the Fundrise Innovation Fund, LLC before investing.

Investor Day Presentation Transcript

Ladies and gentlemen, thank you for joining us today. Welcome to the Fundrise Innovation Fund's first ever Investor Day. Now, please join me in giving a warm welcome to Fundrise CEO and co-founder. Ben Miller.

Oh man. Well, it's pretty wild for me. Uh, thanks everyone for coming. I never imagined I'd be on a stage like this talking about what we're, what we've done, what we're gonna do. Uh, it's really just like, uh, I feel so privileged and lucky, uh, that I'm here because the team is so incredible. Fundrise team has been, I don't know how I could have gotten through any, any of this without them.

I know I couldn't have. So anyways before I get into the presentation, I thought it'd be helpful to give people [00:01:00] just some background. Because the reason we're doing everything we're doing and the, and what we're trying to do next is all, it all starts. Where we came from in 2008, like 2008 was the great financial crisis.

I was working in real estate, I had a big capital partners and the world just blew up. I mean, it's hard for people who don't, who weren't really there to appreciate where, you know, all of a sudden people were like, is my money in the bank just gonna disappear? Like literally, every bank was on the, on the verge of going bankrupt.

The biggest banks in the world, the bigger you were, the more risky you were actually. I had a partner who had almost a half a trillion dollars in assets and they went bankrupt. I was the big guy. All of a sudden I was just totally turned my uh, uh, thinking upside down. And I came out of the experience very skeptical of financial system institutions.

Just because you're big doesn't mean you're [00:02:00] smart or safe or honest. And so I started to imagine like, could we build a better way? Is there another way to go about like. Giving people real assets to own that. Could people have something that's just outside the system? It's actually kind of a very similar ethos as what happened with crypto, where people wanted something that was like not part of the system and we just did it with real assets.

And so I, it started us on a, on a journey where we went out, I went out and talked to 11 law firms like, is there a way to democratize investing into real, real things, real estate, real assets? And I finally got an introduction to the biggest law firm in New York, in the top like securities attorney, the top list of people at the top went to the top of a skyscraper in New York.

Conde Nast building. [00:03:00] And this is 2011. And I tell them like, we gotta democratize investing. We gotta build a new system. System's broken, like. Imagine if we could build a new way. And I, I thought I just nailed it, right? I was like, this is amazing. People are gonna be so excited to help me because the, you know, this has never been done before.

And the end of the conversation, end of the whole thing, I remember the sun setting, like there's a whole, like behind them was this like panorama of all these buildings in New York with the sun

setting behind it. And then looks at me and he says, why would you bother with a little guy? Like, why bother with a little guy? And I was like, it was like the last thing I was expecting to get from him. I literally thought he was gonna be like, that's amazing. That's genius. Let's go change the world. And instead he's like, you know, who cares? And at first I was like shocked and then I was like angry, like [00:04:00] incensed and I, so I said like, because they're getting screwed.

And he said, that's your opinion. And it was funny back then Occupy Wall Street was literally like protesting out front in their building. Like it's my opinion. So anyways, that is when we started this mission to build a better financial system for the individual investor. Like most people don't necessarily know this, but the financial system is designed for institutions.

Like institutions are what move Wall Street. That's where the money is. That's how the system's built. And it's partly because a lot of people, you know, if you're gonna have people involved, you need to have scale. And so institutions run the system and we said, well, why can't we build something for people, for individuals?

And the challenge was there was a, a regulatory barrier. There was like a, no one's ever done it before. There was all this technology we had to build. And so in 2012 we were the first company ever to [00:05:00] take a real estate property and put it on the internet. This is before the jobs act. When we started the process, people thought we were crazy.

We literally, like, people just thought that was hilarious, that we were gonna take a building and let anybody invest at a hundred dollars a share. And it was not easy. It was, it was hard. But we were, we've always wanted to democratize markets. We always wanted to basically sort of turn the system upside down, opening it back up, and, you know, pretty much everything we ever did.

People always told us we were wrong in the beginning. I always say it started as crazy, then became novel, then became obvious. That's always how all of our innovations have gone. In 2015, we moved to this a new model, which was a, we call it an eREIT, it's an online real estate investment trust. We democratized investing into private equity, real estate, private equity.

Again, at the time, a lot of people were critical. A lot of people told us it was a bad idea. Actually, we lost half our customers in that transition. Half our customers were like, no, I like [00:06:00] investing individual deals. And we thought it was too risky. That was 2015. So we transitioned to a platform approach.

We diversified a diversified managed portfolio. So fast forward to 2021, we had successfully democratized real estate. We really had done it. It was crazy. Like I never imagined in 2012 that we would be so successful. And we said, well, what's the next hill to climb? And we said, let's try to democratize investing into private tech, private tech companies.

And no one had ever done that before. There's no such thing as a public venture capital fund. And so we went to the SEC, it took a couple years and we, we were the first to file a public venture fund. And so that's called the Innovation Fund. And so we've now really gotten to a place of scale that is just, I mean, it's just crazy.

Even my mom, even my mom is a little bit impressed. And so we have 2 million users. Our FinTech [00:07:00] platform serves people. You know, all the time. We have a massive engineering team. We have billions in equity under management, hundreds of people. We own and manage tens of thousands of residential units.

And then my proudest of all our facts, we've cleared 120 public offerings. That is a lot of work with the regulators and we, so we have some sense of how to innovate in sort of our, in this world. And so we built the largest direct to consumer alternative platform in the country. Now, what's interesting is that all through this period, the problem we are trying to solve, like got worse, way worse, like crazy.

Like you see here, you see there's like, there's like this inflection point around 2020 where it just goes exponential. And the size of the private markets now rivals the size of the public markets. [00:08:00] Like, that's crazy. Like actually last year, more money was raised for tech companies in the private markets than the public markets.

So you're talking about this total systemic change of how wealth gets distributed or ownership gets distributed in America. And so we, when we started, we knew there was a problem. You know, we have succeeded in some ways, but we, the problem underneath of us just got a lot more extreme.

Probably most people know this, but the reason why the private markets has gotten so big is that companies don't want to go public anymore. So the number of public companies in the US has been falling for years. This is not just one company. Everybody says what about OpenAI or SpaceX? It's thousands of companies have stopped going public, right?

Countries gotten a lot bigger. There's a lot more people, a lot more GDP. That number should be going up, not down. [00:09:00] And there's a lot of reasons for it. One is that obviously the regulatory burden is high. Two, if you're building a company like we have, you know that it doesn't always go well the first time you have setbacks.

So if you're building the public markets, there's all sorts of people attacking you, hedge funds, short sellers, lots and lots of critics online. And so companies have said, well, what's the point of that? If I can stay private, raise the money we need? And so companies are staying private longer. I want to give you some like examples here.

So Amazon, Amazon went public three years into its life. Can you imagine a company today, three years into its life, going public? Like no way. No way. When they went public, they were a $438 million IPO. They were worth $438 million when they go public. Now they're worth $2.2 trillion. [00:10:00] So that's $2.2 trillion of wealth creation in people's 401Ks.

That's the public benefited from the change. Amazon drove a lot of change, right? Retail, a lot of retail. There was a lot of change in society, but that change was okay because we all participated in success. So that's Amazon. You fast forward to Meta, Facebook, at the time. Facebook goes public eight years into its life.

Back then in 2012, like eight years. Seemed like a long time. Like that's an old company back then. And they had IPO'd at $100 billion valuation and now they're $1.7 trillion. So they created $1.6 trillion of wealth for everybody, right? In people's public brokerage accounts. You know, 93% of its value captured by the public.

Uber, 10 years. It was a 10-year-old company. When [00:11:00] it goes public, this is 2019, and since then it's been successful. About half of its value was captured in the public markets. Half was captured in the private markets before it went public. So you see, you have the trend here, right?

SpaceX, look at this. So SpaceX is talking about going public this year at 1.25, maybe $1.5 trillion valuation. So that's a trillion dollars of value created in the private markets rather than the public markets. And it makes sense to me why that happened. Like if anybody followed Tesla, when Tesla went public, went public at $1.7 billion valuation, I think now it's $1.7 trillion.

And the public markets almost bankrupted Tesla like three times. There was short [00:12:00] sellers, there was attacks. If I'm the CEO of Tesla, he's somewhat well known. You know, you're gonna say, well, I'm not gonna do that again. I'm gonna stay private because I don't want to risk getting blown up by the volatility of the public markets.

So it totally makes sense why SpaceX hasn't gone public yet. The downside, the unintended downside was all this wealth creation not captured by normal people, normal investors like us. So there's a problem, right? The problem is you have public investors and you have private companies, and there's this wall between them that's separating or, or dividing us, dividing basically wealth creation.

Who gets to be part of this change? And this problem has been growing as private companies stay private longer and. There's been a lot of technology change, we'll talk about in a minute that has made this problem more acute. Okay? So what are we gonna do about it? Right? So I, [00:13:00] have heard a bunch of different ideas.

One of them is force the companies to go public. So anybody who's on X Twitter this morning, I was reading a tweet by Nate Silver, who's this famous, I don't know, a pollster, and he said We should force OpenAI and Anthropic to go public asap. Like, they're so important. They're so critical. Their market cap is almost at their own category.

And so, you know, anybody here, the idea that you'd be forced to go public seems like not the solution you'd want. Maybe it works once, but it's not a systemic solution. So that's the kind of ideas you've heard. People are frustrated. What you're really hearing is frustration, right? Okay. Another idea is let's deregulate the private markets.

Right. Let's just let a thousand flowers bloom, let people invest. You know, let's lower the regulatory burden. And, and there's a lot about that, that I think makes sense in theory, but in practice, [00:14:00] that is not how the private markets work. So, so most people don't invest much in the private markets.

Probably never worked for venture fund or raise money from venture funds. But if you are a company and you're gonna raise $5 million, $20 million, you want to raise it from one person, you want to raise it from a venture fund. You don't want to have thousands of investors. You're not trying to have a huge investor relations team.

You don't want thousands of people asking you for investor updates every other week. That's why you're private. So the idea that you would deregulate the private markets and then get into these great private companies doesn't make sense. Also, these best private companies, everybody wants to invest in them.

Everybody. So like when we invest in them, you have to have millions, tens of millions, sometimes hundreds of millions of dollars per check. And you have to have relationships, you have to have reputation. They have to know you. They want to have people who are helping them. They want to have like value add [00:15:00] investors.

They want to be focused on their business. So the idea of just deregulating the private markets, it doesn't make sense. It doesn't actually, even if you did, you were not gonna get into these best tech companies. That's just not how it's gonna play out. So, okay, so what are we gonna do? Like, there's a problem.

There's clearly a problem, like everybody knows, right? You need to figure out a bridge between the public and private markets between these two. Great, you know, important assets of America. We need to figure out how to get the benefits of the public markets and have the, how it works in the private markets, right?

So, okay, here we go. The great unveiling. So that's what we're here today to announce VCX. So VCX.

Yes.

So VCX is a bridge between the public or private markets. It's meant to take the best of the public markets [00:16:00] and the best of the private markets and create a solution that works for both sides. I think it's the future of finance and people, you know, if you go look at the history of finance, like there's, there's always new inventions in finance that create new categories and make new things possible.

And I think in looking a little bit back at history, helps people understand why this makes so much sense. So over the last hundred years, the arc of finance has bent towards democracy. We've seen more and more people have access to. And more and more people are, are, are owners in our society. More shareholders, more 401Ks.

This is a huge mega trend that's been going on, you know, since before the invention of the stock market. And it's been made possible by people who innovate, innovated. So Fidelity was one of the first inventors of this sort of scaled mutual fund. And people take mutual [00:17:00] funds for granted, but they were an innovation back in 1947, I think, right?

The idea of, okay, I don't know how to pick stocks, I don't know how to invest in the stock markets. Probably an insider's game. Let me just give it to a really good company who knows how to run this for me. Have great performance. And Fidelity had transformed who, who got the benefit from the growth of, of America, from the stock market.

Vanguard famously, right? Passive index. John Bogle, he created this idea of passive investing. Wow did that. You can see this massive growth in number of investors participating and every single time these companies innovated, not only did they expand access, they lowered the cost of innovation. Sorry, the cost of finance fees came down, spreads tightened.

Innovation and cost. Lowering costs have always gone together in the history of finance, [00:18:00] and so you see it with Spider, with ETFs, the invention of ETFs, iShares, and Invesco with QQQ, right? Mutual. These are all actually interestingly, like slight innovations on a 1940 Act investment company. They're like a mutual fund.

You just create a new use of a regulatory wrapper to solve a problem that at the time was important. So we think we're creating a new category here. You see, it's very small below the word VCX, we think it's called public venture capital, PVCs. I'm trying to own that. I'm trying to turn PVCs. I hope someday somebody says PVCs and has no idea where it came from.

And so a public venture capital fund is an innovation. VCX would be, you know, among the first, maybe we were the first. And that's going to create essentially this bridge that we need to have. And you might be surprised to say, [00:19:00] we might be surprised to find out that when we told people about this idea, we got some critics, you know, that never happens to us having doing something new and hearing critics and everybody in America loves change so much.

So let me give you some of the critiques we heard. So social media is really good at criticizing things. And so one of the critiques we heard was it's a higher fee than public ETFs, public funds, right? Oh my goodness. VCX is gonna have higher fees than a mutual fund or an ETF that we heard that on social media.

We heard it's gonna hold illiquid private companies, right? Most ETFs and mutual funds, they hold public stock, right? They hold liquid companies. So that's very different. There's less transparency, like the private markets are less transparent. You know, the companies that are public today, like Google, they do financial reporting, they're [00:20:00] regulated by the SEC, there's audits there.

A lot of the private companies, although they're actually audited, they don't have to report that to the public. So there's a big difference there. And lastly, you know, public companies are pricing every day in the stock market. And private companies are pricing usually when there's a venture round, whenever the company raises money once a year, once every other year, that's when they get priced.

And it's very different. Now, I would argue the public markets aren't that perfect at pricing things. Sometimes they get it wrong, but these are the kind of critiques we got of VCX. And what's funny about this is that these critiques are true for all venture funds. Like every venture fund charges higher fees than an ETF, right?

Every venture fund holds illiquid private companies. Every venture fund is less transparent than a, either they own company's stock in private and private assets, that there's a lot less [00:21:00] transparency than the public markets, right? It's private, not public, and it's much harder to price a private company.

So venture capital's bad at, you know, it shouldn't exist or it's too expensive. But you're not criticizing VCX, you're criticizing the entire industry. And what's funny about that industry is actually, it's pretty successful. Like VC, venture capital, is one of the best performing asset classes ever.

It's really, it's really good at building companies and having pretty good returns. And so like you can debate whether or not people should have access to it, but I believe that should be a decision of the people, not something that they're prohibited from ban from doing. And you know, it's just funny, people [00:22:00] can invest in esoteric derivatives, you know, on their brokerage account, but they can't actually take their capital and flow that money to build the next generation of technology, of biotech.

If you wanna change the world, you wanna fund these private companies, yet it wasn't possible. And that just doesn't make sense. It should be possible. Okay. So I wanna do a side-by-side comparison between venture capital, traditional, conventional, old fashioned venture capital and public venture capital, PVCs, right?

Because there's big differences, you might say innovation. So, okay. Right? They both invest in private tech companies, right? That's the knock is always the private tech, but that's the whole point of venture capital and public venture capital. The second is they're both professionally managed, right?

You [00:23:00] have people who hopefully know what they're doing. They're analyzing the companies, they're negotiating with the companies. It's a very hands-on activity. You need people who have professional management, professional experience with tech, with finance. Venture capitalists can be active managers. I've had my share of raising venture money, investing in venture, working with ventures.

They add value. Or they add activity. It can do, it can range. The public venture capital fund wants to be a passive investor. It's under the regulations of a 1940 Act fund. You really can't have control and be active the way you are with a, in a private venture fund. So it's much more passive long-term.

I think ideal capital, because what the founder wants to do, what the team that's building a thing wants to take a long [00:24:00] view, wants to focus on building something that makes more sense three to five years from now, not every quarter. And even venture funds, like as much as they're really good at funding innovation, they cycle their capital, they take their capital and they reinvest it.

So they actually are focused on an exit in a way that the long-term public markets have a perpetual long-term focus. So big difference. This is the biggest difference though, right? Because venture capital funds, private venture capital funds, when you invest in them, you're locked up typically for 7, 10, 12 years.

Totally illiquid. How many people here could take a lot of their money and invest it and say, okay, I hope I get it back in 2038, right? Like, who thinks about 2038 right now? Not me. Right? So that's such a big difference. And so [00:25:00] PVCs are gonna be liquid daily, daily liquidity. I think this is a revolution.

Like I think this is going to be huge for the companies and for the investors. I think this is gonna actually have enormous benefits for the country as we actually probably bring more capital to bear building great technology. I think this is going to disrupt venture capital even, which is like a side benefit.

Private venture funds typically don't have, you know, public reporting. That means you file things with the SEC, you file things on Edgar, you file publicly, you can see all of their information. But public VC is highly regulated. We're highly regulated. We are a 40 Act, the fund is a 1940 Act registered investment company.

That means we have a lot of compliance, a lot of regs. In a way. What happens is we, the PVC takes on the regulation, takes on the regulatory burden. So the private company doesn't [00:26:00] have to, right. That's the point of the bridge. Right? And lastly, cost structure. So people who don't invest in venture capital probably don't know, but you typically pay 2% annual asset management fee and 20 to 30% of the profits.

So if you invested $100,000. 10 years later you had $200,000, you'd give 20% of that to the venture fund to this big share of the upside is paid to the venture fund for doing a lot more work. Because you think about it, right? If you wanted to buy stock in Google today, Meta, you just push a button.

You don't have to show up and like get access to these private companies. I mean, this is such a different job. So it makes sense that they would be paid more than public funds. [00:27:00] But the public venture capital fund is a flat fee. There's no carried interest, no profit sharing. So this is very different.

So I think it's possible, not only is PVCs, public venture funds, public venture capital, really good for, for investors, but it could really be good for the whole market. You know, some competitive pressure on economics. Okay, so PVCs make sense, but what about Fundrise? Our Innovation Fund is invested in some of the most important companies in the world, right?

Everybody says, fine, maybe I believe PVCs are gonna be, you know, awesome. But are you gonna be a good venture investor? And when we started the innovation fund, social media was critical. I mean, again, it's surprising, but people on Reddit were skeptical. Now you look at this, I mean, these are the, I mean, clearly some of the most important companies in the [00:28:00] world, certainly the most important companies in the private markets, most of these companies, maybe every one of these companies, oh no, there's one there billion dollar, multi-billion dollar.

A hundred billion dollar, trillion dollar companies. Huge companies, right? Huge. 20 years ago, they would've been public. We wouldn't need to create a PVC, but now they're private. So there's, this needs to be, we have to address this problem. And then when I show this to venture people or other tech people, they tell me, well, how on earth did this happen?

How did you know? How did you identify these companies? And so I thought I'd show you our track record of how and when we invested in these companies, because people usually, they literally don't believe me. They're like, who are you? You're not some fancy, you know, Silicon Valley, Sand Hill Road investor.

How do you get access? How do you, how did you know? And you know, we're different. And [00:29:00] so what's different about us, right? Is we have a FinTech platform. We have incredible software engineers. We have a hundred person tech team. You know, we also have a hundred person investment team. And that combination is a new kind of DNA.

And so, you know, Vanta, we invested in their series B, we're a customer of Vanta. Databricks we're a customer of Databricks. Anthropic, we're a customer of Anthropic. I think another thing we did is we created something called RealAI, which is the, I think the dominant real estate AI platform. And when we were building RealAI we recognized that Anthropic was a killer business.

Like unbelievable. It's only gotten better. And we just, we have to invest in them. We invested in them and we tied that up in summer of 2023. That was super early. Canva. I mean, Anduril, I mean we had done a pretty good job and it's, it's because we had conviction based on knowing what the tech, the tech is [00:30:00] being in the market so we can, we're really closer to the ground than most people.

And so we get the conviction. And then the other thing we do is we concentrate our conviction. I think one of the rarest things in the world is actually having conviction. I always tell my kids the most important thing in life is to know what you want. And most people just don't know what they want.

And that's probably why passive investing works so well. But it doesn't work as well in the private markets. Private markets are very inefficient. You really have to know what you're doing. That's why you need professional management. Our biggest investment, our biggest holding is Anthropic. If anybody reads the, you know, Wall Street Journal these days, Anthropic is completely changing the software industry. Claude Code.

I mean, it's remarkable. And I think in the last two weeks they've wiped off, wiped out $1.5 trillion [00:31:00] of value out of the stock market. Because their software is so transformative. So like we, if you look at it, the top three companies are almost 50% of our portfolio. Super, super concentration.

We're super focused. AI probably makes up 60 to 70% of our portfolio. Like we really have a strong opinion about how to do this and our historical performance. What you're seeing is the outcome of owning these incredible portfolio companies. This is good. I mean, for my legal compliance team, you know, past performance is not indicative of future results, right? But when you own great companies, you can have a lot of confidence that they're gonna continue to innovate and continue to drive growth.

I mean, the growth you're seeing at AI companies, unprecedented, like you've never seen companies grow this fast. [00:32:00] And so I'm really, really excited and confident about the future of what's happening. And so let me just go a little bit deeper here because that's really the biggest difference about us, right?

What's so different about us? That was not a normal venture fund that had 50, a hundred really wealthy institutions and individuals who made that money, made those returns. We have a hundred thousand plus investors in our Innovation Fund like that. I think that never happened before. So we did, we democratized that, that success, like these companies who are building these incredible technologies, actually did spread their success through our venture fund.

And that's why VCX is so important. We gotta scale that to more people, make that more normal. And the other point I want to make out is our, our fee. I got our fee must be the [00:33:00] lowest I've ever heard in venture capital. Way, way, way lower fees, more investors like this is what we're all about. So I'm gonna start to sort of wind this up, but like the why now I think is also critical.

Like why now? Because AI is at the cusp of amount of change that I think we never could have imagined. I never imagined it could reshape all of society. And so there's been other venture capital waves, other tech waves, PC, internet, mobile, cloud, but nothing like AI. AI is totally different. The scale is, I mean, if you, if you listen to these AI companies, they're talking about potential of having a trillion dollars in revenue.

They're growing at rates that we'd never seen before. And so the question actually is who gets to [00:34:00] own this? Because you're talking about tens, maybe hundreds of trillions of dollars. The path, the two paths we have in front of us have never been more stark. Are we gonna have a path where the economics are shared among many or among the few, right?

It's possible that if we, in an existential moment that not only is this about like your future, but it's also your children's future. Like a lot of people in in Silicon Valley talk about, talk about this problem. They're really worried about it. Outside of Silicon Valley, people are more skeptical of AI.

But if you talk to people at these companies and you work with it, they're really worried about this problem, about redistribution, making sure that the society we live in is a fair society. [00:35:00] And the kind of solutions they talk about often is something called UBI, universal basic income.

So I call that redistribute the income. Income redistribution. And that's like, it's an idea, but I'd much rather have it ownership redistribution, where the ownership is fairly shared. Because this is an ownership society. It's always what America's been about. So, you know, we're launching VCX, we call it the public ticker for private tech.

15 years ago when we came up with this idea, we never imagined that the problem we would be solving is so much bigger than we ever set out to solve. I mean, I used to go see movies about artificial intelligence, right? That's crazy. Like we're actually talking about artificially intelligent agents doing work that people used to do.

It's gonna have a huge effect on all white [00:36:00] collar work. It's definitely gonna happen. How it's distributed, how it's owned has never been more important. When we started out, we thought this was about reforming, building a better financial system, but this is potentially about the whole system, way more than just about money.

So I'm here to announce the launching of VCX and I'm super excited about what it could do for our investors and for everybody. So onward.

Okay. Not done. Not done. So we have a lot of investors, 100,000 investors. So you imagine we probably had 500,000 questions. If anybody knows our team, Kendall and our IR team, they just, it's crazy that we deal with, we're able to manage so many people. So we have questions. And so we tried to take and distill down the short list of questions [00:37:00] people had because, you know, there are, they're really important questions that we need to answer.

So the first question was a concern we got from investors was, how does listing VCX change the investment strategy, right? Like, we have this, what they have had is a, a really good performing fund. I mean, the strategy, the, the portfolio has been excellent. And so people are worried, oh, you're gonna list this thing, you're gonna change it.

You're just gonna become something different. And that's, you know, people don't love change. So I'm gonna say two important things. So one is this, the short answer is we're not gonna change. Like right. The strategy is to invest in the best companies. And the second thing is that what we're talking about doing is what we've already been doing right for the last three years.

A hundred thousand people have invested hundreds of millions of dollars. And we raised that money and we invested in top private tech companies, and they invest that money [00:38:00] at NAV. So that's the net asset value. They invested at the value of the fund. So we've always been raising and deploying. And so if we go public, it's possible that just continues.

So there's very little change to the strategy and the operations. And the goal is to continue to focus on the best companies. Like when we invested in these companies years ago, you know, two, three years ago, they were not on this list usually like this. We were there before. I was on, I got some grief from a reporter that said, oh, uh, you're cherry picking from our list.

I was like, no, we were there first. So the goal is to basically to democratize access to the best companies. That's our goal, that's our mission, that's what we're focused on. And I think we can continue to do it. And I think listing the fund, we make it more possible, more credible, bigger. Bigger reputation. And the companies want to have really good counterparties, right?

They want to have a fund that invests on their cap table that they like and [00:39:00] trust and know can be there in good times and bad. I mean, I've been a founder, I've been a builder. I arguably still am. Things do not always go up. And I've just, I know it's important to be there when things go bad, that's when you see who's a good partner.

Okay, next question. So, some people who know about finance have asked a question about how VCX is different from a listed closed end fund. So a listed closed end fund is very different than what we're talking about doing. So the regulatory wrapper may be similar, but the assets, the strategy, and the operations are totally different.

The job I do is nothing like a closed end traditional fund. So typically a closed-ended listed fund holds public stock, public bonds. I did some research. Most commonly held assets are Microsoft, Apple, Amazon, [00:40:00] Alphabet, Nvidia, Meta, right? That's Mag seven, right? You don't need a professional manager to pick your Mag seven and pay them a high fee.

So it's a, it is a light, it's a more expensive wrapper than just doing an ETF or buying it direct. And so trades frequently, and actually typically, I think closed end funds, I think maybe like 90% of them or more trade at a discount. And it's possible when we list, we trade at a discount. But I think that the business of PVCs, the business of public venture capital is nothing like a traditional listed closed-end fund.

You're talking about access to SpaceX, OpenAI, Databricks, Anthropic, Anduril, Ramp, and the next great private companies. So it's a very different asset. I think it'll trade very differently. Nobody knows. Nobody knows. And the regulator wants me to make sure I give you a balanced point of view. So I'm hoping I'm balanced here, [00:41:00] but I think it's, I think that to compare it to a closed end listed fund is, I think, gonna be wrong.

But it's the only point of departure, so it makes sense you'd ask that question. Okay. Another point of departure, another like comparison. People say, how is VCX different from an ETF? Like anybody that QQQ, which basically tracks the top tech companies in the public markets. Okay. That's how they're different.

So the portfolio companies in QQQ mostly, Mag seven is heavily weighted towards the biggest companies are growing at about a weighted average growth rate of 25%. And that's actually like mostly because of a few companies, the portfolio companies inside VCX are growing way faster. Like way faster. And that's because they're [00:42:00] younger, right?

When does growth happen? When you're young. I have kids, they're growing a lot faster than me, and you know, public markets are about stewardship, conservativeness wearing suits, it's a slower, maybe safer older crowd. And so they just have these differences. And I'm not saying one's better or worse, I'm just saying it makes sense that people should have access to both.

And then for people who are more of the financial types, here are some more granular data points. So in 2025, the portfolio companies inside VCX grew seven times faster. Then QQQ, companies inside QQQ, you pay a higher multiple for that. The growth, the revenue multiple on a weighted leverage basis, right, is higher for the private companies and public companies.

But the [00:43:00] growth is also way higher. And so you're getting twice the growth, or sorry, seven times the growth at half the price. So from a, I call it price per growth, it's something that l not a lot of people talk about in finance, like in public markets. Because they actually don't, there's not a lot of growth in public markets.

No one's growing 193% in public markets. So this price for growth is really important metric as you think about investing in high growth companies. So the point is ETFs, QQQ, the work of investing in those companies, the kind of companies. The kind of growth are just super different.

Super different. Okay. I have one more set of questions. I just wanna actually say one other thing. I just feel like I meant to say it. When we're talking about this sort of, you know, these stocks, these, you know, to get into these great companies, it's so hard. [00:44:00] There's a limited amount, there's an infinite amount of stock available in the public markets.

Because you can just buy it from someone else. But in the private markets, I mean, it's just so limited, so difficult to get, that's really one of the hardest things I have to do. Anyways, okay. We have a hundred thousand investors' talking about going public, listing the fund. So one of the frequent questions is, how do I get my shares right?

So most people have never invested pre-IPO. They don't invest in private companies. Most people don't work at a private company. So never seen their shares move to the public markets. So the way it works is you have a hundred shares of Innovation Fund. We go public, you still own a hundred shares of Innovation Fund, right?

All it is is those shares now move from the Fundrise account to your brokerage account and you can trade them. Hopefully you don't trade them, but you can. The way you get your shares is you can ask your broker to pull [00:45:00] them, or you go to our transfer agent. So all of our shares are held by this sort of record holder called a transfer agent.

And you can go to them. They're called Computershare. They've been our transfer agent for about 15 years, I think. And you could ask Computershare to push the shares to your brokerage account. So there's a logistical work here. We're gonna email you, we're gonna tell you how to do it. I'm sure you'll have questions.

We're here to help. But this process is gonna be, you know, a little bit grindy because it's not really meant for a hundred thousand people. And lastly, when are we gonna list? That's a good question. We're working on it. New York Stock Exchange was on calls with us today. I'm hoping second week of March.

You know, you don't really know. Always something you can intervene. You want to go public when the public markets are hot, warm. You don't want to go if the, in a bad environment. So there's some like tactical work [00:46:00] here about doing it in the right moment, but I feel like hopefully mid-March.

Okay. So wrapping up here. I wanna thank everybody for coming. I mean, it's so wild to me that we get to be doing this. I mean it's been, I mean now practically my life's work, 15 years. Our team. It does a lot of stuff. You probably know this, but our team builds software. Our team does a lot of finance, a lot of investment and does a lot of real estate.

But also we're pretty good at making videos. It turns out I had no idea. So we have a kind of mission statement or value statement about what we're trying to do and we turned it into a video and I want to share it with everybody because it's so freaking awesome. It's crazy how good it is. So, anyways.

Onward